UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the six months ended June 30, 2014.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-185193), declared effective by the Securities and Exchange Commission on February 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: August 28, 2014	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2014

General

Frontline Ltd. (the "Company" or "Frontline") is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. Up to February 2013, the Company was engaged primarily in the operation of oil tankers and oil/bulk/ore, or OBO carriers, which were configured to carry dry cargo. The Company owns and leases these vessels. As of December 31, 2012, all of the Company's OBO capital lease assets have been disposed of except for one OBO capital lease asset which was terminated in March 2013. The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Philippines, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

The Company's Ordinary Shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol of "FRO".

In October 2003, the Company established Ship Finance International Limited ("Ship Finance") in Bermuda. Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased these vessels back on long-term charters. Between May 2004 and March 2007, the Company distributed all of its shareholding in Ship Finance to its shareholders except for 73,383 shares, which represents 0.01% of Ship Finance's total shares.

In February 2008, the Company spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited ("ITCL") to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("NOTC") market.

The Company completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs"), which together owned five VLCC newbuilding contracts, six VLCCs, including one on time charter, and four Suezmax tankers to Frontline 2012 Limited ("Frontline 2012"). The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011. In addition, the Company obtained agreements with its major counterparts whereby the gross charter payment commitment under existing chartering arrangements on 32 vessels was reduced.

As of June 30, 2014, our tanker fleet consisted of 33 vessels, including eight vessels owned through our majority-owned subsidiary, ITCL, comprised of 22 VLCCs and 11 Suezmax tankers, which were either owned or chartered in. We also had one Suezmax newbuildings on order, six VLCCs and six Suezmax tankers under commercial management.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2014 and June 30, 2013.

Total operating revenues and voyage expenses and commissions

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Time charter revenues	3,289	7,854	6,566	15,695
Bare boat charter revenues	3,617	5,460	8,685	13,067
Voyage charter revenues	103,336	102,007	256,991	206,404
Other income	8,730	5,901	16,728	11,959
Total operating revenues	118,972	121,222	288,970	247,125

Voyage expenses and commissions	72,108	74,236	152,809	144,386

Time charter revenues decreased in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 primarily due to the following reasons:

•
A decrease of $3.7 million due to the redelivery of one VLCC from time charter in September 2013. This vessel was chartered-in by the Company and the long term charter party was terminated in November 2013.

•	A decrease of $0.8 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

Bareboat charter revenues decreased in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 due to the termination of the bareboat charter on one VLCC in March 2014.

Voyage charter revenues increased in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 primarily due to the following reasons:

•	An increase of $3.8 million due to the redelivery of one VLCC from bareboat charter in March 2014.

•	An increase of $3.2 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

•	An increase of $1.4 million due to the delivery of one Suezmax newbuilding in May 2014.

•	An increase of $1.3 million due to an increase in market rates.

These factors were partially offset by:

•	Two VLCCs, which were chartered-in, were redelivered by the Company in May 2013 and November 2013 resulting in a decrease in revenues of $5.0 million.

•	One VLCC was sold in March 2014, resulting in a decrease in revenues of $3.4 million.

The increase in other income in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in administrative revenues derived from related parties and third parties.

Voyage expenses and commissions decreased in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 primarily due to the following reasons:

•	The redelivery by the Company of two VLCCs in May 2013 and November 2013, resulting in a decrease in voyage expenses of $3.0 million.

•	The sale of one VLCC in March 2014 resulting in a decrease in voyage expenses of $2.4 million.

•	The redelivery of one VLCC chartered in under operating lease, resulting in a decrease in voyage expenses of $1.0 million.

These factors were partially offset by:

•	An increase of $1.8 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

•	An increase of $2.7 million due to the redelivery of two VLCCs from bareboat charters in March 2014.

Time charter revenues decreased in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 primarily due to a decrease of $7.3 million due to the redelivery of one VLCC from time charter in September 2013 (this vessel was chartered-in by the Company and the long term charter party was terminated in November 2013) and a decrease of $1.7 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

Bareboat charter revenues decreased in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 due to the termination of the bareboat charters on two VLCCs in March 2013 and March 2014.

Voyage charter revenues increased in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 primarily due to the following reasons:

•	An increase of $34.9 million due to an increase in market rates, primarily in the first quarter of 2014 as compared to the first quarter of 2013.

•	An increase of $17.2 million due to a decrease in off-hire and waiting days.

•	An increase of $7.9 million due to the redelivery of one Suezmax tanker from time charter.

•	An increase of $3.9 million due to the redelivery of two VLCCs from bareboat charters in March 2013 and March 2014, one of which was sold in March 2014.

•	An increase of $1.4 million due to the delivery of one Suezmax newbuilding in May 2014.

These factors were partially offset by the redelivery of the Company of two VLCCs and one Suezmax tanker, which were chartered-in, in November 2013, May 2013 and February 2013, respectively, resulting in a decrease in revenues of $14.8 million.

The increase in other income in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in administrative revenues derived from related parties and third parties.

Voyage expenses and commissions increased in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 primarily due to the following reasons:

•	An increase of $11.0 million in costs due to the reduction in off-hire and waiting days, plus additional commissions as a result of higher market rates.

•	An increase of $5.0 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

•	An increase of $2.0 million due to the redelivery of two VLCCs from bareboat charters in March 2013 and March 2014, one of which was sold in March 2014.

These factors were partially offset by the redelivery of two VLCCs and one Suezmax tanker chartered in under capital leases, resulting in a decrease in voyage expenses of $6.7 million and the redelivery of one VLCC chartered in under operating lease, resulting in a decrease in voyage expenses of $3.6 million.

Gain (loss) from sale of assets and amortization of deferred gains

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Net gain on lease terminations	—	—	—	7,410
Loss on sale of assets	—	—	(15,727)	—
Amortization of deferred gains	—	521	—	2,322
	—	521	(15,727)	9,732

The net gain on lease terminations in the six months ended June 30, 2013 relates to the termination of leases for vessels that were leased in by the Company and comprises a gain of $7.6 million resulting from the termination of the long-term charter party for the Edinburgh (ex Titan Aries) and a loss of $0.2 million resulting from the termination of the long-term charter party for the Front Pride.

The loss on sale of assets in the six months ended June 30, 2014 is attributable to the sale of the Ulysses (ex Phoenix Voyager) in March 2014.

The amortization of deferred gains in the three months and the six months ended June 30, 2013 represents the amortization of the deferred gain resulting from the sale and lease back of the Front Eagle (renamed DHT Eagle).

Ship operating expenses

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
VLCC	17,763	26,553	35,732	47,470
Suezmax	5,349	6,234	10,432	12,194
Total ship operating expenses	23,112	32,787	46,164	59,664

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

VLCC operating costs decreased in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 primarily due to the following reasons:

•	A decrease in drydocking costs of $7.3 million due to the drydocking of three vessels in 2013 compared to none in 2014.

•	A decrease in operating expenses of $1.4 million due to the termination of the long term charter parties in November 2013 of two VLCCs, which had been chartered-in.

•	A decrease of $0.8 million due to the sale of one VLCC in March 2014.

These factors were partially offset by an increase of $0.8 million due to the redelivery to the Company of one VLCC chartered out on bareboat contract.

Suezmax operating costs decreased in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 primarily due a $0.8 million reduction in dry docking costs as no vessels were dry docked in 2014 compared to one in 2013.

VLCC operating costs decreased in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 primarily due to the following reasons:

•	A decrease in drydocking costs of $9.0 million due to the drydocking of two vessels in 2014 compared to three vessels in 2013.

•	A decrease of $3.0 million due to the termination of the long term charter parties in November 2013 of two double hull vessels, which had been chartered-in.

•	A decrease of $0.9 million due to the redelivery of two single hull vessels chartered in under operating lease

These factors were partially offset by an increase of $1.1 million due to the redelivery to the Company of two VLCCs, which had been chartered out on bareboat contracts.

Suezmax operating costs decreased in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 primarily due a $1.1 million reduction in drydocking costs as no vessels were dry docked in 2014 compared to one in 2013 and the redelivery of one vessel chartered in under capital lease, resulting in a decrease of $0.4 million.

Contingent rental expense (income)

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Contingent rental expense (income)	118	(304)	13,141	(606)

The contingent rental expense (income) represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company compensates Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual index rate.

In the three months ended June 30, 2014 there was a claw back (i.e income) of $1.7 million relating to the the four vessels leased from German KG companies and the contingent rental expense relating to the Ship Finance vessels was $1.8 million. In the three months ended June 30, 2013, there was a claw back (i.e income) of $0.3 million relating to the four vessels leased from German KG companies and the contingent rental expense relating to the Ship Finance vessels was nil.

In the six months ended June 30, 2014, there was a claw back (i.e income) of $0.4 million relating to the four vessels leased from German KG companies and the contingent rental expense relating to the Ship Finance vessels was $13.5 million. In the six months ended June 30, 2013, there was a claw back (i.e income) of $0.6 million relating to the four vessels leased from German KG companies and the contingent rental expense relating to the Ship Finance vessels was nil.

Charter hire expense

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Charter hire expense	—	203	—	4,176

The charter hire expense in the three months and six months ended June 30, 2013 was attributable to one double-hull VLCC. This agreement was terminated in May 2013.

Administrative expenses

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Administrative expenses	10,324	7,325	19,394	15,756

Administrative expenses increased in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 primarily due to an increase in employee related expenses of $1.5 million, of which approximately $1.1 million is recharged to related parties, and an increase in newbuilding supervision costs of $1.0 million all of which is recharged to related parties. Amounts recharged to related parties are recorded as Other Income.

Administrative expenses increased in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 primarily due to an increase in employee related expenses of $1.9 million, of which approximately $1.8 million is recharged to related parties, and an increase in newbuilding supervision costs of $1.7 million all of which is recharged to related parties. Amounts recharged to related parties are recorded as Other Income.

Impairment loss on vessels

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Impairment loss on vessels	56,178	81,324	56,178	81,324

The vessel impairment loss of $56.2 million in the three and six months ended June 30, 2014 relates to three vessels leased from Ship Finance (Front Opalia, Front Commerce and Front Comanche). The vessel impairment loss of $81.3 million in the three and six months ended June 30, 2013 relates to three vessels leased from Ship Finance (Front Century, Front Champion and Golden Victory). All vessels are recorded as vessels under capital lease (see Note 7 to the Unaudited Interim Condensed Consolidated Financial Statements).

Depreciation

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Depreciation	22,680	26,227	45,526	52,339

Depreciation expense decreased in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 primarily due to the redelivery of two VLCCs, chartered in under capital leases, in November 2013.

Depreciation expense decreased in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 primarily due to the redelivery of two VLCCs and one Suezmax tanker, chartered in under capital leases, in November 2013 and February 2013.

Interest income

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Interest income	11	36	18	69

Interest income in the three months and six months ended June 30, 2014 and June 30, 2013 relates solely to interest received on bank deposits.

Interest expense

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Interest expense	(21,216)	(22,908)	(42,781)	(45,526)

Interest expense decreased in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 primarily due to the following reasons:

•
A decrease in finance lease interest expense of $2.5 million due the redelivery of two VLCC, chartered in under capital leases, in November 2013 and the reduction of lease obligations as a result of payments made during 2013.

•
Loan interest expense decreased by $0.3 million as a result of the debt for equity swap of $25 million of the 4.5% Convertible Bonds in October 2013. Furthermore loan interest expense decreased by $0.2 million due to the repayment of the 8.04% First Preferred Mortgage terms notes in relation to the Ulysses (ex Phoenix Voyager) which was sold in March 2014.

These factors were partially offset by $1.4 million of interest charged on the notes payable to Ship Finance, which were issued following the early termination of the leases on Front Champion and Golden Victory.

Interest expense decreased in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 primarily due to the following reasons:

•
A decrease in finance lease interest expense of $5.3 million due the redelivery of two VLCC, chartered in under capital leases, in November 2013 and the reduction of lease obligations as a result of payments made during 2013.

•
Loan interest expense decreased by $0.6 million as a result of the debt for equity swap of $25 million of the 4.5% Convertible Bonds in October 2013. Furthermore loan interest expense decreased by $0.2 million due to the repayment of the 8.04% First Preferred Mortgage terms notes in relation to the Ulysses (ex Phoenix Voyager) which was sold in March 2014.

These factors were partially offset by:

•
A $2.8 million increase as a result of the interest charged on the notes payable to Ship Finance, which were issued following the early termination of the leases on Front Champion and Golden Victory in November 2013.

•	An increase in loan interest expense of $0.5 million as a result of the amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes.

Share of results from associated companies

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Share of results from associated companies	7,405	2,298	7,967	6,979

As of June 30, 2014, the Company accounted for four investees (June 30, 2013: four investees) under the equity method.

Share of results from associated companies in the six months ended June 30, 2013 includes a gain of $5.2 million in the first quarter on the dilution of the Company's ownership in Frontline 2012 from 7.9% to 6.3% following the private placement by Frontline 2012 in January 2013.

The increase in the share of results from associated companies in the three and six months ended June 30 2014 as compared to the three and six months ended June 30, 2013 is primarily attributable to the improvement in results of Frontline 2012.

Mark to market loss on derivatives

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Mark to market loss on derivatives	—	—	—	(585)

The mark to market loss on derivatives in 2013 relates to the Company's trading in freight forward agreements ("FFAs"). The Company ceased trading FFAs in March 2013.

Other non-operating items

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Other non-operating items	381	324	687	606

Other non-operating items in the three months and six months ended June 30, 2014 and June 30, 2013 primarily relate to the amortization of deferred gains.

Net loss from discontinued operations

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Net loss from discontinued operations	—	(481)	—	(1,030)

The net loss in the three and six months ended June 30, 2013 relates to the Front Guider and includes a loss on the termination of the lease in March 2013 of $0.8 million.

Net loss attributable to noncontrolling interest

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Net loss attributable to noncontrolling interest	716	658	3,843	938

Net loss attributable to noncontrolling interest represents the noncontrolling interest's 17.53% interest in the loss of ITCL in the relevant period.

Liquidity and Capital Resources

Net cash provided by operating activities was $20.7 million in the six months ended June 30, 2014 compared with net cash used in operating activities of $45.8 million in the six months ended June 30, 2013. No contingent rental expense was paid in the six months ended June 30, 2014 compared with $52.2 million in the six months ended June 30, 2013. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average time charter equivalent ("TCE") rates earned by the Company's vessels in periods subsequent to June 30, 2014 compared with the actual TCE rates achieved during the six months ended June 30, 2014, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. The Company's cash position increased from $53.8 million to $62.4 million during the six months ended June 30, 2014.

The Company estimates average total cash cost break even rates for the remainder of 2014 on a TCE basis for its VLCCs and Suezmax tankers of approximately $24,000 and $17,800, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expense, bare boat hire and corporate overhead costs in 2014. These rates do not take into account capital expenditures and the ITCL vessels. TCE rates are the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. The average daily TCEs earned in the spot and period market in the six months ended June 30, 2014 by the Company's VLCCs and Suezmax tankers were $23,400 and $19,800, respectively,

As of June 30, 2014 and December 31, 2013, we had cash and cash equivalents of $62.4 million and $53.8 million, respectively. As of June 30, 2014 and December 31, 2013, we had restricted cash of $36.7 million and $68.4 million, respectively. Restricted cash balances at June 30, 2014 and December 31, 2013 include $35.9 million and $66.2 million, respectively, held by ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments, which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements.

The Company issued 11,694,574 new ordinary shares under its ATM program during the six months ended June 30 2014, generating net proceeds of $47.7 million.

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses to an unrelated third party and the vessel was delivered to the buyer on March 11, 2014. This transaction was cash neutral to the Company as all of the net proceeds were used to repay debt, which is non-recourse to the Company.

As of March 31, 2014, the Company was committed to make newbuilding installments of $81.7 million for its two Suezmax newbuildings with expected payment of $81.7 million in 2014. In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date will be allocated to the new vessels. The first vessel was delivered on May 19, 2014 following payment of the final installment of $41.5 million from cash and the second vessel is expected to be delivered in the fourth quarter of 2014. The Company is committed to making payments of $41.5 million as of the date of this report with expected payment in 2014. In June 2014, the Company entered into a $60.0 million term loan facility to part finance its two Suezmax newbuildings. No draw downs were made in the second quarter. The Company intends to draw $30.0 million in the third quarter for the vessel delivered in the second quarter and the balance when the next vessel is delivered.

Despite the improved tanker market experienced so far in the third quarter, the Company is in a challenging situation with $1,031 million in debt and lease obligations as of June 30, 2014. Based on the current outlook for the tanker market, it is doubtful if the Company can generate sufficient cash from operations to repay the $190 million convertible bond loan with maturity in April 2015. The Board is considering various financing alternatives such as raising equity or selling assets, establish new loans or refinance existing arrangements to raise sufficient cash to repay the $190 million convertible bond loan. A full restructuring of the Company, including lease obligations and debt agreements might be the only alternative.

In July 2014, the Company issued 1,140,226 new ordinary shares under its ATM program generating net proceeds of $3.3 million.

In July 2014, several of the subsidiaries and related entities in the Windsor group (the “Windsor group”), owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. In connection with the filing, the Windsor group has entered into a restructuring support agreement with bondholders. Under the restructuring and support agreement, the supporting holders of the Notes have agreed to support a plan of reorganization that would convert claims on account of the Notes for 100% of the equity in the reorganized company. On August 25, 2014, a plan of reorganization was filed the terms of which are consistent with the Plan Support Agreement. This could provide for Windsor to emerge as early as November. The Company expects to de-consolidate the Windsor group in the third quarter of 2014 as a consequence of the Chapter 11 filing and the fact the group is consolidated under the variable interest entity model. The Company also expects to record a loss in the third quarter of 2014 of approximately $5 million. The Company will enter into a revised management agreement with the reorganized Windsor group and will continue to provide commercial management for its vessels.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties are expected to terminate in the fourth quarter of 2014, subject to normal closing conditions. The decision to terminate the long term charter parties was taken in view of the required investment to take the vessels through the 15 year special survey. The Company has agreed an aggregate compensation payment to Ship Finance of approximately $58.8 million for the early termination of the charter parties, of which approximately $10.5 million will be paid upon termination and the balance will be recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until December 2015 and full rates from 2016. The Company has an aggregate lease obligation for these three vessels of $101.5 million at June 30, 2014.

The carrying values of the Company's vessels and newbuildings are reviewed whenever events or changes in circumstances indicate that the carrying values may no longer be recoverable and this could lead to impairment losses. The Company may also terminate the leases on further vessels, or sell vessels, and this could also trigger future impairments losses.

The Company equity accounts for three wholly-owned subsidiaries, which each own one vessel currently on bareboat charter to Chevron. In July 2014, the Company received a request from Chevron to terminate the three bareboat charters early and not April 1, 2015 as scheduled. Such early termination would also result in the full redemption of all the outstanding Term Notes. The Company is currently in discussion with Chevron on this matter.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	our ability to generate cash to service our indebtedness;

•	our ability to continue to satisfy our covenants, or obtain waivers relating to such covenants from our lenders;

•	our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our counterparties' ability or willingness to honor their obligations under agreements with us;

•	fluctuations in currencies and interest rates;

•	general market conditions including fluctuations in charter hire rates and vessel values;

•	changes in supply and generally the number, size and form of providers of goods and services in the markets in which we operate;

•	changes in demand in the markets in which we operate;

•	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries' petroleum production levels and world-wide oil consumption and storage;

•	developments regarding the technologies relating to oil exploration;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

•	increased inspection procedures and more restrictive import and export controls;

•	the imposition of sanctions by the Office of Foreign Assets Control of he Department of the U.S. Treasury or pursuant to other applicable laws or regulations against us or any of our subsidiaries;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	performance of our charterers and other counterparties with whom we deal;

•	timely delivery of vessels under construction within the contracted price;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents;

•	piracy or political events; and

•
other important factors described under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2013, as well as those described from time to time in the reports filed by us with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. We may also from time to time make forward-looking statements in other periodic reports that we will file with the Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
We undertake no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2014 and June 30, 2013
(in thousands of $, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Operating revenues
Time charter revenues	3,289	7,854	6,566	15,695
Bareboat charter revenues	3,617	5,460	8,685	13,067
Voyage charter revenues	103,336	102,007	256,991	206,404
Other income	8,730	5,901	16,728	11,959
Total operating revenues	118,972	121,222	288,970	247,125
Gain (loss) from sale of assets and amortization of deferred gains	—	521	(15,727)	9,732
Voyages expenses and commissions	72,108	74,236	152,809	144,386
Contingent rental expense (income)	118	(304)	13,141	(606)
Ship operating expenses	23,112	32,787	46,164	59,664
Charter hire expense	—	203	—	4,176
Administrative expenses	10,324	7,325	19,394	15,756
Impairment loss on vessels	56,178	81,324	56,178	81,324
Depreciation	22,680	26,227	45,526	52,339
Total operating expenses	184,520	221,798	333,212	357,039
Net operating loss	(65,548)	(100,055)	(59,969)	(100,182)
Other income (expenses)
Interest income	11	36	18	69
Interest expenses	(21,216)	(22,908)	(42,781)	(45,526)
Share of results from associated companies	7,405	2,298	7,967	6,979
Foreign currency exchange gain (loss)	119	(55)	88	(110)
Mark to market loss on derivatives	—	—	—	(585)
Other non-operating items	381	324	687	606
Net other expenses	(13,300)	(20,305)	(34,021)	(38,567)
Net loss before income taxes and noncontrolling interest	(78,848)	(120,360)	(93,990)	(138,749)
Income tax expense	(98)	(94)	(168)	(191)
Net loss from continuing operations	(78,946)	(120,454)	(94,158)	(138,940)
Net loss from discontinued operations	—	(481)	—	(1,030)
Net loss	(78,946)	(120,935)	(94,158)	(139,970)
Net loss attributable to noncontrolling interest	716	658	3,843	938
Net loss attributable to Frontline Ltd.	(78,230)	(120,277)	(90,315)	(139,032)

Basic and diluted loss per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	(0.81)	(1.54)	(0.95)	(1.77)
Basic and diluted loss per share from discontinued operations ($)	—	(0.01)	—	(0.01)
Basic and diluted loss per share attributable to Frontline Ltd. ($)	(0.81)	(1.55)	(0.95)	(1.78)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Loss for the three months and six months ended June 30, 2014 and June 30, 2013
(in thousands of $)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Comprehensive loss
Net loss	(78,946)	(120,935)	(94,158)	(139,970)
Unrealized gain (loss) from marketable securities	598	(215)	867	(120)
Foreign currency translation (loss) gain	(131)	(35)	(106)	(139)
Other comprehensive income (loss)	467	(250)	761	(259)
Comprehensive loss	(78,479)	(121,185)	(93,397)	(140,229)

Comprehensive loss attributable to stockholders of Frontline Ltd.	(77,763)	(120,527)	(89,554)	(139,291)
Comprehensive loss attributable to noncontrolling interest	(716)	(658)	(3,843)	(938)
	(78,479)	(121,185)	(93,397)	(140,229)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013
(in thousands of $)

	2014	2013
ASSETS
Current assets
Cash and cash equivalents	62,436	53,759
Restricted cash and investments	36,651	68,363
Marketable securities	4,471	3,479
Trade accounts receivable, net	21,676	11,828
Related party receivables	11,677	9,487
Other receivables	15,646	16,180
Inventories	47,729	44,532
Voyages in progress	31,037	46,112
Prepaid expenses and accrued income	5,936	3,858
Investment in finance lease	2,780	2,555
Total current assets	240,039	260,153
Long term assets
Newbuildings	14,860	29,668
Vessels and equipment, net	272,179	264,804
Vessels and equipment under capital lease, net	611,638	704,808
Investment in unconsolidated subsidiaries and associated companies	65,279	58,658
Deferred charges	426	695
Investment in finance lease	47,381	48,819
Total assets	1,251,802	1,367,605

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	208,924	22,706
Current portion of obligations under capital leases	48,237	46,930
Related party payables	24,182	11,419
Trade accounts payable	4,483	13,302
Accrued expenses	34,725	33,401
Deferred charter revenue	—	98
Other current liabilities	2,589	2,916
Total current liabilities	323,140	130,772
Long-term debt	199,357	436,372
Related party payables	69,951	72,598
Obligations under capital leases	717,892	742,418
Deferred gains on sales of vessels	—	1,288
Other long-term liabilities	3,250	2,208
Total liabilities	1,313,590	1,385,656
Commitments and contingencies
Equity
Share capital (98,206,287 shares, par value $1.00 (December 31, 2013; 86,511,713 shares, par value $1.00))	98,206	86,512

Additional paid in capital	187,951	149,985
Contributed surplus	474,129	474,129
Accumulated other comprehensive loss	(2,542)	(3,303)
Retained deficit	(824,590)	(734,275)
Total equity attributable to Frontline Ltd.	(66,846)	(26,952)
Noncontrolling interest	5,058	8,901
Total equity	(61,788)	(18,051)
Total liabilities and equity	1,251,802	1,367,605

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2014 and June 30, 2013
(in thousands of $)

	2014	2013

Net cash provided by (used in) operating activities	20,723	(45,803)

Change in restricted cash	31,712	11,694
Additions to newbuildings, vessels and equipment	(42,865)	(1,172)
Finance lease payments received	1,213	1,024
Proceeds from sale of vessels and equipment	27,164	—
Net investment in associated companies	1,346	(5,509)
Net cash provided by investing activities	18,570	6,037

Net proceeds from issuance of shares	47,653	729
Proceeds from issuance of long term debt, net of fees paid	—	14,406
Repayment of long-term debt	(51,905)	(10,150)
Net lease termination receipts	—	6,371
Repayment of capital leases	(22,856)	(25,485)
Repayment of related party loan note	(3,508)	—
Net cash used in financing activities	(30,616)	(14,129)

Net change in cash and cash equivalents	8,677	(53,895)
Cash and cash equivalents at start of period	53,759	137,603
Cash and cash equivalents at end of period	62,436	83,708

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2014 and June 30, 2013
(in thousands of $, except number of shares)

	2014	2013
Number of share outstanding
Balance at beginning of period	86,511,713	77,858,502
Shares issued	11,694,574	655,552
Balance at end of the period	98,206,287	78,514,054

Share capital
Balance at beginning of period	86,512	194,646
Capital reorganization	—	(116,788)
Shares issued	11,694	656
Balance at end of the period	98,206	78,514

Additional Paid In Capital
Balance at beginning of the period	149,985	821
Capital reorganization	—	116,788
Stock option expense	37	88
Shares issued	37,929	138
Transfer to Contributed Surplus	—	—
Balance at end of the period	187,951	117,835

Contributed Surplus
Balance at beginning and end of the period	474,129	474,129
Transfer from Additional Paid in Capital		—
Balance at end of the period	474,129	474,129

Accumulated Other Comprehensive Loss
Balance at beginning of the period	(3,303)	(4,155)
Other comprehensive income (loss)	761	(259)
Balance at end of the period	(2,542)	(4,414)

Retained Deficit
Balance at beginning of the period	(734,275)	(545,766)
Net loss	(90,315)	(139,032)
Balance at end of the period	(824,590)	(684,798)

Total equity attributable to Frontline Ltd.	(66,846)	(18,734)

Noncontrolling Interest
Balance at beginning of the period	8,901	11,474
Net loss	(3,843)	(938)
Balance at end of the period	5,058	10,536

Total Equity	(61,788)	(8,198)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 21, 2014. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended June 30, 2014 are not necessarily indicative of the results for the entire year ending December 31, 2014.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be the primary beneficiary. All inter company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2013.

3. RECENT ACCOUNT PRONOUNCEMENTS

Accounting Standards Update No. 2014-08-Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). The amendments in this Update address the issues that (i) too many disposals of small groups of assets that are recurring in nature qualify for discontinued operations presentation under Subtopic 205-20, and (ii) some of the guidance on reporting discontinued operations results in higher costs for preparers because it can be complex and difficult to apply, by changing the criteria for reporting discontinued operations and enhancing convergence of the Financial Accounting Standards Board (FASB) and the International Accounting Standard Board (IASB) reporting requirements for discontinued operations. The Company is required to apply the amendments in this Update prospectively to (i) all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years, and (ii) all businesses or non-profit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-09-Revenue from Contracts with Customers (Topic 606). The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. To meet those objectives, the FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, and the IASB is issuing IFRS 15, Revenue from Contracts with Customers. The issuance of these documents completes the joint effort by the FASB and the IASB to meet those objectives and improve financial reporting by creating common revenue recognition guidance for US GAAP and IFRS. The amendments in this Update are effective for the Company for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-15-Presentation of Financial Statements-Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in US GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

4. DISCONTINUED OPERATIONS

The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold. Following the termination of the lease on the Front Guider, the last of the Company's OBO carriers, the results of the OBO carriers have been recorded as discontinued operations.

The results of Front Guider are recorded as discontinued operations in the three and six months ended June 30, 2013. Amounts recorded in respect of discontinued operations in the three months and six months ended June 30, 2014 and June 30, 2013 are as follows;

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Operating revenues	—	(260)	—	1,840
Loss on lease termination	—	—	—	(847)
Net loss	—	(481)	—	(1,030)

5. EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period and net loss. The assumed exercise of stock options using the treasury stock method was anti-dilutive for all periods presented as the exercise price was higher than the share price at June 30, 2014 and June 30, 2013. The convertible bonds using the if-converted method were anti dilutive for both periods presented and, therefore, 5,197,406 shares (June 30, 2013: 5,881,275 shares) that could result from the convertible bond were excluded from the denominator in the diluted EPS calculation.

The components of the numerator for the calculation of basic EPS and diluted EPS for net loss from continuing operations, net loss from discontinued operations and net loss attributable to Frontline Ltd. are as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Net loss from continuing operations, excluding loss attributable to noncontrolling interest	(78,230)	(119,796)	(90,315)	(138,002)
Net loss from discontinued operations	—	(481)	—	(1,030)
Net loss attributable to Frontline Ltd.	(78,230)	(120,277)	(90,315)	(139,032)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Weighted average number of ordinary shares (000s)	96,855	77,916	95,349	77,887

6. GAIN (LOSS) ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Net gain on lease terminations	—	—	—	7,410
Loss on sale of assets	—	—	(15,727)	—
Amortization of deferred gains	—	521	—	2,322
	—	521	(15,727)	9,732

The net gain on lease terminations in the six months ended June 30, 2013 relates to the termination of leases for vessels that were leased in by the Company and comprises a gain of $7.6 million resulting from the termination of the long-term charter party for the Edinburgh (ex Titan Aries) and a loss of $0.2 million resulting from the termination of the long-term charter party for the Front Pride.

The loss on sale of assets in the six months ended June 30, 2014 is attributable to the sale of the Ulysses (ex Phoenix Voyager) in March 2014.

The amortization of deferred gains in the three months and the six months ended June 30, 2013 represents the amortization of the deferred gain resulting from the sale and lease back of the Front Eagle (renamed DHT Eagle).

7. IMPAIRMENT LOSS

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels and equipment may not be recoverable. During the three months ended June 30, 2014, the Company identified three vessels held under capital lease where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company has recorded a vessel impairment loss of $56.2 million in the three months ended June 30, 2014. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Opalia ($18.5 million), Front Commerce ($17.0 million) and Front Comanche ($20.7 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. In July 2014, it was agreed that the leases on these vessels would be terminated, with expected termination in the fourth quarter of 2014 subject to normal closing conditions, and a 75% lease termination probability was assigned to these three vessels as of June 30, 2014 based on the status of discussions at that time.

During the three months ended June 30, 2013, the Company identified three vessels held under capital lease where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company has recorded a vessel impairment loss of $81.3 million in the three months ended June 30, 2013. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Century ($15.6 million), Front Champion ($32.2 million) and Golden Victory ($33.5 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. The leases on Front Champion and Golden Victory were terminated in November 2013 and a 50% lease termination probability was assigned to these two vessels as of June 30, 2013. A 50% lease termination probability was also assigned to Front Century as of June 30, 2013 and this lease has not been terminated.

8. NEWBUILDINGS

In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date will be allocated to the new vessels. The first vessel, the Front Ull, was delivered on May 19, 2014 following payment of the final installment of $41.5 million and the second vessel is expected to be delivered in the fourth quarter of 2014. The Company is committed to making payments of $41.5 million as of the date of this report with expected payment in 2014.

9. VESSES AND EQUIPMENT, NET

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses to an unrelated third party and the vessel was delivered to the buyer on March 11, 2014.

In May 2014, the Company took delivery of the Front Ull, the first of two Suezmax newbuildings the Company has ordered from Rongsheng shipyard.

10. EQUITY METHOD INVESTMENTS

In January 2013, the Company sold its 50% shareholding in Orion Tankers Ltd for book value of $241,000.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter in “share of results from associated companies”.

In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not participate in this private placement and its ownership decreased from 6.3% to 5.4%.

Frontline 2012 declared a dividend of $0.05 per share in February 2014 in respect of the fourth quarter of 2013 and this dividend was paid in March 2014 at which time the Company received $0.7 million.

In March 2014, Frontline 2012 purchased 1,130,662 of its own shares and recorded these shares as treasury shares. This increased the Company's ownership in Frontline 2012 from 5.4% to 5.43%.

Frontline 2012 declared a dividend of $0.05 per share in May 2014 in respect of the first quarter of 2014 and this dividend was paid in June 2014 at which time the Company received $0.7 million.

In May and June 2014, Frontline 2012 purchased 2,523,867 of its own shares and recorded these shares as treasury shares. This increased the Company's ownership in Frontline 2012 from 5.43% to 5.48%.

11. DEBT

In June 2014, the Company entered into a $60.0 million term loan facility to part finance its two Suezmax newbuildings. No draw downs were made in the second quarter. The Company intends to draw $30.0 million in the third quarter for the vessel delivered in the second quarter and the balance when the next vessel is delivered.

The conversion price of the Company's convertible bonds at June 30, 2014 and December 31, 2013 was $36.5567.

Assets pledged

(in thousands of $)	2014	2013
Vessels, net, held in ITCL	214,421	263,367
Restricted cash and investments	35,891	66,249

Vessels, net, held in ITCL comprises $39.2 million (2013: $82.3 million) relating to the 8.04% First Preferred Mortgage Term Notes in the Golden State companies and $175.2 million (2013: $181.1 million) relating to the 7.84% First Preferred Mortgage Term Notes in the Windsor companies.

Restricted cash and investments comprises $15.4 million (2013: $36.8 million) relating to the 8.04% First Preferred Mortgage Term Notes in the Golden State companies, $19.7 million (2013: $28.6 million) relating to the 7.84% First

Preferred Mortgage Term Notes in the Windsor companies and $0.8 million (2013: $0.8 million) relating to the 8.52% First Preferred Mortgage Term Notes in the CalPetro companies.

12. SHARE CAPITAL

The Company issued 11,694,574 new ordinary shares under its ATM program in the six months ended June 30, 2014 (six months ended June 30, 2013: 655,552 shares) and had an issued share capital at June 30, 2014 of $98,206,287 divided into 98,206,287 ordinary shares (December 31, 2013: $86,511,713 divided into 86,511,713 ordinary shares).

13. FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. The functional currencies of certain of the Company's subsidiaries are Sterling, Singapore dollars and Norwegian kroner and risks of two kinds arise as a result:

•	a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows;

•
a translation risk, that is, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements.

Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations. The Company has not entered into derivative contracts for either transaction or translation risk.

Forward freight agreements
During the six months ended June 30, 2013, the Company entered into forward freight agreements for speculative purposes. As of June 30, 2014, the Company had no contracts outstanding (December 31, 2013: no contracts). The Company recorded a loss on forward freight agreements of $0.6 million in the six months ended June 30, 2013, which is included in "Mark to market loss on derivatives".

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	62,436	62,436	53,759	53,759
Restricted cash and investments	36,651	36,651	68,363	68,363
Marketable securities	4,471	4,471	3,479	3,479
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	218,280	189,730	269,078	200,077
4.5% Convertible Bond	190,000	171,950	190,000	140,315

The estimated fair value of financial assets and liabilities at June 30, 2014 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	62,436	62,436	—	—
Restricted cash and investments	36,651	36,651	—	—
Marketable securities	4,471	4,471	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	189,730	—	189,730	—
4.5% Convertible Bond	171,950	—	171,950	—

The estimated fair value of financial assets and liabilities at December 31, 2013 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	53,759	53,759	—	—
Restricted cash and investments	68,363	68,363	—	—
Marketable securities	3,479	3,479	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	200,077	—	200,077	—
4.5% Convertible Bond	140,315	—	140,315	—

The following methods and assumptions were used to estimate the fair value of each class of financial asset and liability:

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments – the carrying values in the balance sheet approximate their fair value.

Marketable securities – the fair values are based on quoted market prices.

First Preferred Mortgage Term Notes – the fair values are based on the market price achieved in the last significant trading of the notes, adjusted for movements in the fixed income markets up to the period end (level two per ASC Topic 820).

Convertible Bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis
The Company has recorded a vessel impairment loss of $56.2 million in the six months ended June 30, 2014. This loss relates to three vessels leased from Ship Finance (Front Opalia, Front Commerce and Front Comanche). All vessels were recorded as vessels under capital lease. At June 30, 2014, Front Opalia, Front Commerce and Front Comanche were measured at an aggregate fair value of $30.0 million, based on 75% lease termination assumptions, which was determined using level 3 inputs being the expected future cash flows from the leased vessels. In July 2014, it was agreed that the leases on these vessels would be terminated, with expected termination in the fourth quarter of 2014 subject to normal closing conditions, and a 75% lease termination probability was assigned to these three vessels as of June 30, 2014.

An impairment loss of $15.6 million was recorded on the VLCC Front Century in the six months ended June 30, 2013 and the vessel was measured at a fair value of $25.8 million at June 30, 2013, which was determined using level three inputs being the discounted expected cash flows from the leased vessel. Depreciation of $1.6 million was then recorded in the second half of 2013 and the vessel was recorded at $24.2 million at December 31, 2013.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, The Bank of New York, DnB Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and The Bank of New York. However, the Company believes this risk is remote.

14. RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. A summary of leasing transactions with Ship Finance during the three and six months ended June 30, 2014 and June 30, 2013 is as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Charter hire paid (principal and interest) - continuing operations	31,434	35,887	62,920	72,646
Charter hire paid (principal and interest) - discontinued operations	—	—	—	434
Lease termination (payments) receipts - continuing operations	—	(2,072)	—	7,299
Lease termination payments - discontinued operations	—	—	—	(928)
Contingent rental expense - continuing operations	1,804	—	13,504	—
Remaining lease obligation	709,797	851,027	709,797	851,027

In January 2013, the Company received a lease termination payment from Ship Finance of $7.8 million in respect of the lease termination for Titan Aries (now renamed Edinburgh) and recorded a gain of $7.6 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and the charter party terminated on February 15, 2013. The Company made a compensation payment to Ship Finance of $2.1 million in March 2013 for the early termination of the charter and recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

A summary of net amounts earned (incurred) from related parties, excluding Ship Finance lease related transactions above, during the three and six months ended June 30, 2014 and June 30, 2013 is as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2014	2013	2014	2013
Seatankers Management Co. Ltd	561	331	1,101	596
Golar LNG Limited	419	502	895	1,032
Golar LNG Partners LP	22	35	87	70
Ship Finance International Limited	1,823	1,235	3,108	2,582
Golden Ocean Group Limited	968	753	1,867	1,526
Frontline 2012 Ltd	2,590	1,695	5,172	3,335
Bryggegata AS	(545)	(370)	(1,051)	(753)
Arcadia Petroleum Limited	165	4,246	354	7,060
Seadrill Limited	815	323	1,273	648
North Atlantic Drilling Limited	128	15	259	30
Archer Limited	114	98	255	197
Deep Sea Supply Plc	34	10	82	21
Aktiv Kapital ASA	—	1	—	7
CalPetro Tankers (Bahamas I) Limited	14	14	28	27
CalPetro Tankers (Bahamas II) Limited	14	14	28	27
CalPetro Tankers (IOM) Limited	14	14	28	27

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

A summary of balances due from related parties as at June 30, 2014 and December 31, 2013 is as follows:

(in thousands of $)	2014	2013
Ship Finance International Limited	3,107	2,272
Seatankers Management Co. Ltd	400	394
Archer Limited	114	8
Golar LNG Limited	1,364	942
Northern Offshire Ltd	13	13
Golden Ocean Group Limited	533	1,219
Seadrill Limited	913	1,478
North Atlantic Drilling Limited	284	75
Frontline 2012 Ltd	4,716	2,860
CalPetro Tankers (Bahamas I) Limited	14	14
CalPetro Tankers (Bahamas II) Limited	14	14
CalPetro Tankers (IOM) Limited	14	14
Deep Sea Supply Plc	27	4
Aktiv Kapital Ltd	—	6
Arcadia Petroleum Limited	164	174
	11,677	9,487

A summary of balances due to related parties as at June 30, 2014 and December 31, 2013 is as follows:

(in thousands of $)	2014	2013
Ship Finance International Limited	(19,681)	(8,528)
Seatankers Management Co. Ltd	(575)	(506)
Golar LNG Limited	(69)	(155)
Golden Ocean Group Limited	(691)	(1,047)
Frontline 2012 Ltd	(3,166)	(1,183)
	(24,182)	(11,419)

The long term related party balance payable of $70.0 million (December 31, 2013: $72.6 million) is the long term portion of the loan note due to Ship Finance and is the remaining termination fee payable for the Front Champion and Golden Victory. $5.2 million (December 31, 2013: $6.0 million) has been recorded as a short term related party balance payable. The loan note is being repaid using similar repayment terms to the original lease and incurs interest at 7.254%. Interest expense of $2.8 million has been recorded in the six months ended June 30, 2014.

15. DISPOSAL OF ASSETS

In December 2012, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the OBO carrier Front Guider. The Company recorded a loss on the termination of the lease of $0.8 million in the first quarter of 2013 in results from discontinued operations.

In January 2013, the Company terminated the charter party for the single hull VLCC Titan Aries (now renamed Edinburgh) and recognized a gain of $7.6 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the Suezmax tanker, Front Pride, and Ship Finance simultaneously sold the vessel. The termination of the charter party took place on February 15, 2013 and the Company recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

In March 2014, the Company sold the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party and recorded a loss of $15.7 million in the first quarter of 2014.

16. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

Following the termination of the Company's P&I insurance relationship with Britannia Steam Ship Insurance Association Limited ("Britannia"), SEB issued a guarantee in April 2013 to Britannia at the Company's request in respect of possible claims on certain ships for any of the insurance years 2009/10, 2010/11, 2011/12 and 2012/13 up to a maximum aggregate liability of $0.4 million. The Company has placed $0.4 million into a restricted bank account at SEB as support for the guarantee. The guarantee expires on December 31, 2015.

As of June 30, 2014, the Company had four (December 31, 2013: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. These charters are accounted for as capital leases and the lessor has options to put each of these vessels on the Company at the end of the lease terms on December 31, 2015. The total amount that the Company would be required to pay under these put options is $36 million (December 31, 2013: $36 million).

As of June 30, 2014, Chevron charters three vessels on long-term bare boat charters and holds options to purchase each vessel for $1 per vessel on April 1, 2015. In July 2014, the Company received a request from Chevron to terminate these bareboat charters early and not April 1, 2015 as scheduled.

As of June 30, 2014, the Company was committed to make newbuilding installments of $41.5 million with expected payment of $41.5 million in 2014.

As part of the Company's restructuring in December 2011, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with five VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. Three of the five contracts have been cancelled by Frontline 2012 and Frontline 2012 has received reimbursement of installments paid and accrued interest. The remaining two contracts have been cancelled by Frontline 2012 and are in arbitration. The Company has not recorded any liability in respect of these guarantees as the Company does not believe that it will be required to make any payments in relation to them.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

17. SUBSEQUENT EVENTS

In July 2014, several of the subsidiaries and related entities in the Windsor group (the “Windsor group”), owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. In connection with the filing, the Windsor group has entered into a restructuring support agreement with bondholders. Under the restructuring and support agreement, the supporting holders of the Notes have agreed to support a plan of reorganization that would convert claims on account of the Notes for 100% of the equity in the reorganized company. On August 25, 2014, a plan of reorganization was filed the terms of which are consistent with the Plan Support Agreement. This could provide for Windsor to emerge as early as November. The Company expects to de-consolidate the Windsor group in the third quarter of 2014 as a consequence of the Chapter 11 filing and the fact the group is consolidated under the variable interest entity model. The Company also expects to record a loss in the third quarter of 2014 of approximately $5 million. The Company will enter into a revised management agreement with the reorganized Windsor group and will continue to provide commercial management for its vessels.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties are expected to terminate in the fourth quarter of 2014, subject to normal closing conditions. The decision to terminate the long term charter parties was taken in view of the required investment to take the vessels through the 15 year special survey. The Company has agreed an aggregate compensation payment to Ship Finance of approximately $58.8 million for the early termination of the charter parties, of which approximately $10.5 million will be paid upon termination and the balance will be recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until December 2015 and full rates from 2016.

The Company equity accounts for three wholly-owned subsidiaries, which each own one vessel currently on bareboat charter to Chevron. In July 2014, the Company received a request from Chevron to terminate the three bareboat charters early and not April 1, 2015 as scheduled. Such early termination would also result in the full redemption of all the outstanding Term Notes. The Company is currently in discussion with Chevron on this matter.

In July 2014, the Company issued 1,140,226 new ordinary shares under its ATM program.